Exhibit B.10: Principal accountant fees and services

Information about the principal accountant fees and services is contained in Exhibit B.3(d). The Audit Committee of CIBC pre-approves all services performed by the shareholders’ auditor for CIBC and its subsidiaries in accordance with the Policy on the Scope of Services of the Shareholders’ Auditors, a copy of which is contained in Exhibit B.3(a).